Filed pursuant to Rule 433
May 21, 2008
Relating to Preliminary Pricing Supplement No. 643 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. Reverse Exchangeable Securities S-NOTESSM
Pricing Sheet – May 21, 2008
13.00% (ANNUALIZED), SIX MONTH TRANSDIGM GROUP INCORPORATED KNOCK-IN REXSM SECURITIES DUE NOVEMBER 28, 2008

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa2, S&P AA-)
Lead Agent:	ABN AMRO Incorporated
Offerings:	13.00% (Per Annum), Six Month Reverse Exchangeable Securities due November 28, 2008 linked to the Underlying Stock set forth in the table below.
Interest Payment Dates:	Interest on the Securities is payable monthly in arrears on the 27th day of each month starting on June 27, 2008 and ending on the Maturity Date (long last coupon)
Underlying Stock	Ticker	Coupon Rate Per annum*	Interest Rate	Put Premium	Knock-in Level	CUSIP	ISIN
TransDigm Group Incorporated	TDG	13.00%	2.68%	10.32%	80%	00083GRC0	US00083GRC05
*This Security has a term of six months, so you will receive a pro rated amount of this per annum rate based on such six-month period.
Denomination/Principal:	$1,000
Issue Size:	USD 2,000,000
Issue Price:	100%
Payment at Maturity:
The payment at maturity for each Security is based on the performance of the Underlying Stock linked to such Security:
i)  If the closing price of the Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has not fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date, we will pay you the principal amount of each Security in cash.
ii) If the closing price of the Underlying Stock on the primary U.S. exchange or market for such Underlying Stock has fallen below the Knock-In Level on any trading day from but not including the Pricing Date to and including the Determination Date:
a) we will deliver to you a number of shares of the Underlying Stock equal to the Stock Redemption Amount, in the event that the closing price of the Underlying Stock on the Determination Date is below the Initial Price; or
b) We will pay you the principal amount of each Security in cash, in the event that the closing price of the Underlying Stock on the Determination Date is at or above the Initial Price.
You will receive cash in lieu of fractional shares. If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the Stock Redemption Amount, the cash value of the Stock Redemption Amount, determined by multiplying the Stock Redemption Amount by the Closing Price of the Underlying Stock on the Determination Date.

Initial Price:	USD 42.06 (100% of the Closing Price per Underlying Share on the Trade Date)
Stock Redemption Amount:	23.776 shares of the Underlying Stock per $1,000 principal amount of Securities (Denomination divided by the Initial Price)
Knock-In Level:	USD 33.65 (80% of the Initial Price)
Indicative Secondary Pricing:	• Internet at: www.s-notes.com Bloomberg at: REXS2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive

Pricing Date:	May 21, 2008 subject to certain adjustments as described in the related pricing supplement
Settlement Date:	May 27, 2008
Determination Date:	November 24, 2008 subject to certain adjustments as described in the related pricing supplement
Maturity Date:	November 28, 2008 (Six Month)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are interest paying, non-principal protected securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are senior notes of ABN AMRO Bank N.V. These Securities combine certain features of debt and equity by offering a fixed interest rate on the principal amount while the payment at maturity is determined based on the performance of the Underlying Stock to which it is linked.

What will I receive at maturity of the Securities?

The payment at maturity of each Security will depend on (i) whether or not the closing price of the Underlying Stock to which such Security is linked fell below the knock-in level on any trading day during the Knock-in Period, and if so, (ii) the closing price of the applicable Underlying Stock on the determination date.  To determine closing prices, we look at the prices quoted by the relevant exchange.

•      If the closing price of the applicable Underlying Stock on the relevant exchange has not fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will pay you the principal amount of each Security in cash.

•      If the closing price of the applicable Underlying Stock on the relevant exchange has fallen below the applicable knock-in level on any trading day during the Knock-in Period, we will either:

•      deliver to you the applicable stock redemption amount, in exchange for each Security, in the event that the closing price of the applicable Underlying Stock is below the applicable initial price on the determination date; or

•      pay you the principal amount of each Security in cash, in the event that the closing price of the applicable Underlying Stock is at or above the applicable initial price on the determination date.

If due to events beyond our reasonable control, as determined by us in our sole discretion, shares of the Underlying Stock are not available for delivery at maturity we may pay you, in lieu of the Stock Redemption Amount, the cash value of the Stock Redemption Amount, determined by multiplying the Stock Redemption Amount by the Closing Price of the Underlying Stock on the Determination Date.

Why is the interest rate on the Securities higher than the interest rate payable on your conventional debt securities with the same maturity?

The Securities offer a higher interest rate than the yield that would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. This is because you, the investor in the Securities, indirectly sell a put option to us on the shares of the applicable Underlying Stock. The premium due to you for this put option is combined with a market interest rate on our senior debt to produce the higher interest rate on the Securities.

What are the consequences of the indirect put option that I have sold you?

The put option you indirectly sell to us creates the feature of exchangeability. If the closing price of the applicable Underlying Stock on the relevant exchange falls below the applicable Knock-In Level on any trading day during the Knock-In Period, and on the Determination Date the closing price of the applicable Underlying Stock is less than the applicable Initial Price, you will receive the applicable Stock Redemption Amount. The market value of the shares of such Underlying Stock at the time you receive those shares will be less than the principal amount of the Securities and could be zero. Therefore you are not guaranteed to receive any return of principal at maturity.

How is the Stock Redemption Amount determined?

The Stock Redemption Amount for each $1,000 principal amount of any Security is equal to $1,000 divided by the Initial Price of the Underlying Stock linked to such Security. The value of any fractional shares of such Underlying Stock that you are entitled to receive, after aggregating your total holdings of the Securities linked to such Underlying Stock, will be paid in cash based on the closing price of such Underlying Stock on the Determination Date.

What interest payments can I expect on the Securities?

The interest rate is fixed at issue and is payable in cash on each interest payment date, irrespective of whether the Securities are redeemed at maturity for cash or shares.

Can you give me an example of the payment at maturity?

If, for example, in a hypothetical offering, the interest rate was 10% per annum, the initial price of a share of underlying stock was $45.00 and the knock-in level for such offering was 80%, then the stock redemption amount would be 22.222 shares of underlying stock, or $1,000 divided by $45.00, and the knock-in level would be $36.00, or 80% of the initial price.

If the closing price of that hypothetical underlying stock fell below the knock-in level of $36.00 on any trading day during the Knock-in Period, then the payment at maturity would depend on the closing price of the underlying stock on the determination date. In this case, if the closing price of the underlying stock on the determination date is $30.00 per share at maturity, which is below the initial price level, you would receive 22.222 shares of underlying stock for each $1,000 principal amount of the securities. (In actuality, because we cannot deliver fractions of a share, you would receive on the maturity date for each $1,000 principal amount of the securities 22 shares of underlying stock plus $6.66 cash in lieu of 0.222 fractional shares, determined by multiplying 0.222 by $30.00, the closing price per shares of underlying stock on the determination date.) In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum. In this hypothetical example, the market value of those 22 shares of underlying stock (including the cash paid in lieu of fractional shares) that we would deliver to you at maturity for each $1,000 principal amount of security would be $666.66, which is less than the principal amount of $1,000, and you would have lost a portion of your initial investment.  If, on the other hand, the closing price of the underlying stock on the determination date is $50.00 per share, which is above the initial price level, you will receive $1,000 in cash for each $1,000 principal amount of the securities regardless of the knock-in level having been breached. In addition, over the life of the Securities you would have received interest payments at a rate of 10% per annum.

Alternatively, if the closing price of the underlying stock never falls below $36.00, which is the knock-in level, on any trading day during the Knock-in Period, at maturity you will receive $1,000 in cash for each security you hold regardless of the closing price of the underlying stock on the determination date. In addition, over the life of the securities you would have received interest payments at a rate of 10% per annum.

This example is for illustrative purposes only and is based on a hypothetical offering.  It is not possible to predict the closing price of any of the Underlying Stocks on the determination date or at any time during the life of the Securities. For each offering, we will set the Initial Price, Knock-In Level and Stock Redemption Amount on the Pricing Date.

Do I benefit from any appreciation in the Underlying Stock over the life of the Securities?

No. The amount paid at maturity for each $1,000 principal amount of the Securities will not exceed $1,000.

What if I have more questions?

You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent.  As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

The Securities are not ordinary debt securities: they are not principal protected.  In addition, if the closing price of the applicable Underlying Stock falls below the applicable Knock-In Level on any trading day during the Knock-In Period, investors in the Securities will be exposed to any decline in the price of the applicable Underlying Stock below the closing price of such Underlying Stock on the date the Securities were priced.  Accordingly, investors may lose some or all of their initial investment in the Securities.

Limited Return

The amount payable under the Securities will never exceed the original principal amount of the Securities plus the applicable aggregate fixed coupon payment investors earn during the term of the Securities.  This means that investors will not benefit from any price appreciation in the applicable Underlying Stock, nor will they receive dividends paid on the applicable Underlying Stock, if any.  Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per Security, regardless of how much the price of the applicable Underlying Stock increases during the term of the Securities or on the Determination Date.  The return of a Security may be significantly less than the return of a direct investment in the Underlying Stock to which the Security is linked during the term of the Security.

Liquidity Risk

ABN AMRO does not intend to list the Securities on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity.  Such factors include, but are not limited to, time to maturity, the price of the applicable Underlying Stock, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Knock-in Reverse Exchangeable Securities, we and every investor agree to characterize the Securities as consisting of a Put Option and a Deposit of cash with the issuer.  Under this characterization, a portion of the stated interest payments on each Security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Put Option to ABN AMRO (referred to as Put Premium).  Receipt of the Put Premium will not be taxable upon receipt.

If the Put Option expires unexercised (i.e., a cash payment of the principal amount of the Securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Put Premium received.  If the Put Option is exercised (i.e., the final payment on the Securities is paid in the applicable Underlying Stock), the investor will not recognize any gain or loss in respect of the Put Option, but the investor’s tax basis in the applicable Underlying Stock received will be reduced by the Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein.  Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.  This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Reverse Exchangeable Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.

Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

On December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not entirely clear whether the Securities are among the instruments described in the notice, it is possible that any Treasury regulations or other guidance issued after consideration of the issues raised in the notice could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

The notice indicates that it is possible the IRS may adopt a new position with respect to how the IRS characterizes income or loss (including, for example, whether the option premium might be currently included as ordinary income) on the Securities for U.S. holders of the Securities.

You should consult your tax advisor regarding the notice and its potential implications for an investment in the Securities.

Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.